                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                       __________________________________

                                 SCHEDULE 13E-3

                                Amendment No. 4

                        RULE 13E-3 TRANSACTION STATEMENT
     (Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and
                     Rule 13e-3 ((S)240.13e-3) thereunder)

                       Petroleum Heat and Power Co., Inc.
                                (Name of Issuer)

                       Petroleum Heat and Power Co., Inc.
                            Star Gas Partners, L.P.
                              Star Gas Corporation
                    (Name(s) of Person(s) Filing Statement)

                   -----------------------------------------

                 Class A Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                   -----------------------------------------

                                   716600 309
                     (Cusip Number of Class of Securities)

                   -----------------------------------------

     Joseph P. Cavanaugh                   Irik P. Sevin
     President                             Chairman of the Board and
     Star Gas Corporation                   Chief Executive Officer
     2187 Atlantic Street                  Petroleum Heat and Power Co., Inc.
     P.O. Box 120011                       2187 Atlantic Street
     Stamford, Connecticut 06912-0011      Stamford, Connecticut  06902

           (Name, Address and Telephone Number of Persons Authorized
          to Receive Notices and Communications on Behalf of Person(s)
                               Filing Statement)

          ------------------------------------------------------------

                                With Copies To:

Michael Rosenwasser, Esq.  Alan Shapiro, Esq.       R. Joel Swanson, Esq.
Andrews & Kurth, L.L.P.    Phillips Nizer Benjamin  Baker & Botts, L.L.P.
805 Third Avenue            Krim & Ballon LLP       One Shell Plaza
New York, NY 10022         666 Fifth Avenue         910 Louisiana
(212) 850-2800             New York, NY 10103-0084  Houston, TX 77002-4995
                           (212) 977-9700           (713) 229-1300

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [X] The filing of a registration statement under the Securities Act of 1933.

c.  [_]  A tender offer.

d.  [_]  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                           Calculation of Filing Fee

------------------------------------------------------------------------------
Transaction Valuation*                             Amount of Filing Fee
------------------------------------------------------------------------------
    $26,148,106.30                                       $5,230

* Calculated by multiplying $0.9844, by 26,562,481, the sum of the number of shares of Common Stock to be converted in the Transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $9,825
Form or Registration No.: Registration Statement on Form S-4;
SEC File No. 333-66005
Filing Party:  Star Gas Partners, L.P.
Date Filed:  October 22, 1998

                                  INTRODUCTION


     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (1) Petroleum Heat and Power Co., Inc, a Minnesota corporation (the "Issuer"); (2) Star Gas Partners, L.P., a Delaware limited partnership and an indirect subsidiary of the Issuer (the "Partnership"); and
(3) Star Gas Corporation, a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Star Gas") and the general partner of the Partnership, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with a transaction (the "Transaction") consisting of (a) the merger of a wholly-owned indirect subsidiary of the Partnership ("Mergeco"), with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as an indirect wholly-owned subsidiary of the Partnership, and the conversion of each outstanding share of Class A and Class C common stock, par value $.10 per share of the Issuer, (the "Common Stock"), into senior subordinated units of limited partner interest ("Senior Subordinated Units") of the Partnership, upon the terms and subject to the conditions set forth in a certain Amended and Restated Agreement and Plan of Merger dated as of February 3, 1999 (the "Merger Agreement") among the Issuer, the Partnership and Mergeco, et al., a copy of which is filed as Exhibit (c)(1) hereto; and (b) the exchange (the "Exchange") (1) by certain holders of shares of Common Stock of the Issuer that are affiliates of the Issuer (the "LLC Owners") with (A) Star Gas LLC, a Delaware limited liability company, of a portion of the Common Stock (the "LLC Shares") held by the LLC Owners for 100% of the limited liability company interests in Star Gas LLC (which in turn will exchange the LLC Shares with the Partnership for General Partner Units) and (B) with the Partnership, of their remaining shares of Common Stock held by the LLC Owners, for junior subordinated units of limited partner interest ("Junior Subordinated Units") of the Partnership, and (2) by certain other holders of Common Stock, that are affiliates of the Issuer with the Partnership, of their Common Stock for Senior Subordinated Units, upon the terms and subject to the conditions set forth in a certain exchange agreement dated October 17, 1998, as amended (the "Exchange Agreement") among the Issuer, the Partnership, the LLC Owners and the other affiliated holders of Common Stock referred to above, a copy of which is filed as Exhibit (c) (2) hereto.

     The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the joint proxy statement and prospectus of the Partnership (the "Proxy Statement"), included in the registration statement on Form S-4 (the "S-4") filed by the Partnership with the Securities and Exchange Commission on the date hereof, of the information required to be included in this Schedule 13E-3. The information set forth in the S-4, including all exhibits thereto and the Annual Report on Form 10-K of the Issuer for its fiscal year ended December 31, 1997 (the "Petro 10-K"), the Proxy Statement of the Issuer for its 1998 annual meeting of shareholders (the "Petro Annual Meeting Proxy Statement") and the Annual Report on Form 10-K of the Partnership for its fiscal year ended September 30, 1998 (the "Partnership 10-K") are hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Proxy Statement, the annexes thereto, the Petro 10-K, the Petro Annual Meeting Proxy Statement and the Partnership 10-K which are incorporated by reference in and/or accompany the Proxy Statement.

     The information contained in this Schedule 13E-3 concerning the Issuer, including, without limitation, the information concerning the background of the Transaction, the deliberations of the Issuer's Board of Directors in connection with the Transaction, the opinion of the Issuer's financial advisor and the Issuer's capital structure and historical financial statements of the Issuer, was supplied by the Issuer. The Partnership and Star Gas take no responsibility for the accuracy or completeness of such information.

     The information contained in this Schedule 13E-3 concerning the Partnership, including, without limitation, the information concerning the background of the Transaction, the opinion of the financial advisor to the special committee (the "Special Committee") of the board of directors of Star Gas, the Partnership's capital structure and historical financial statements of the Partnership, was supplied by Star Gas, on behalf of the Partnership. Petro takes no responsibility for the accuracy or completeness of such information.

                             CROSS REFERENCE SHEET


Item in                                            Where Located in
Schedule 13E-3                                     Proxy Statement
--------------                                     ----------------

Item 1(a).............................  Cover Page, "Summary - Parties -
                                        Petro" and "Parties  - Petro"

Item 1(b).............................  Cover Page, "Proxy Solicitations - The
                                        Petro Special Meeting - Petro Record
                                        Date," "Proxy Solicitations - The Petro
                                        Special Meeting - Voting Rights; Vote
                                        Required" and "Proxy Solicitations - The
                                        Petro Special Meeting - Voting Rights of
                                        Holders of Petro Preferred Stock"

Items 1(c) and (d)....................  "Comparative Security Price and
                                        Distribution Information - Petro Capital
                                        Stock - Class A Common Stock,"
                                        "Comparison of Securities -
                                        Distributions and Dividends" and
                                        "Incorporation of Certain Documents by
                                        Reference"

Item 1(e).............................  *

Item 1(f).............................  *

Items 2(a) - (d) and (g)..............  Cover Page, "Summary - Parties,"
                                        "Parties," "Management of Star Gas
                                        Partners After the Transaction -
                                        Officers and Employees of Star Gas
                                        Propane and Petro," "Beneficial
                                        Ownership of Principal Unitholders and
                                        Management" and "Incorporation of
                                        Certain Documents by Reference"

Items 2(e) and (f)....................  *

Items 3(a) and (b)....................  "Summary - The Transaction," "Summary -
                                        The Transaction - The Merger,"
                                        "The Transaction - Description of the
                                        Transaction," "The Transaction -

                                        Description of the Merger and the
                                        Exchange," "Special Factors -
                                        Background of the Transaction,"
                                        "Management of Star Gas Partners
                                        After the Transaction" and
                                        "Incorporation of Certain Documents by
                                        Reference"

Item 4(a) and (b).....................  Cover Page, "Summary - The Transaction,"
                                        "Summary - The Transaction - The
                                        Merger," "The Transaction - Description
                                        of the Transaction," "The Transaction -
                                        Description of the Merger and the
                                        Exchange" and "The Transaction -
                                        Description of the Merger Agreement"

Items 5(a) - (g)......................  "Summary - The Transaction," "Summary -
                                        The Transaction - The Merger,"
                                        "Summary - The Transaction - Star Gas
                                        Partners Current Organization,"
                                        "Summary - Transaction - Star Gas
                                        Partners Organization Immediately
                                        Following Transaction," "The
                                        Transaction - Description of the
                                        Transaction," "The Transaction -
                                        Description of the Merger and the
                                        Exchange" "The Transaction - Related
                                        Financing and Refinancing Transactions,"
                                        "The Transaction - Description of the
                                        Merger Agreement," "Management of Star
                                        Gas Partners After the Transaction -
                                        General Partner," and "Management of
                                        Star Gas Partners After the
                                        Transaction - Board of Directors of Star
                                        Gas LLC"

Item 6(a).............................  "Summary - The Transaction - Raising the
                                        Money to Pay Down Petro's Debt and
                                        Redeem Petro's Preferred Stock,"
                                        "Summary - Financial Information -
                                        Estimated Sources and Uses of Funds of
                                        the Equity Offering and Debt Offering"
                                        "The Transaction - Related Financing and
                                        Refinancing Transactions" and
                                        "Description of Indebtedness - New
                                        Indebtedness - Petro Notes"

Item 6(b).............................  "Summary - Financial Information -
                                        Estimated Sources and Uses of Funds of
                                        the Equity Offering and Debt Offering,"
                                        "Proxy Solicitations - The Star Gas
                                        Partners Unitholders Meeting - Cost of
                                        Solicitation of Proxies," "Proxy
                                        Solicitation - The Petro Special Meeting -
                                        Cost of Solicitation of Proxies,"
                                        "Special Factors - Opinion of A.G.
                                        Edwards - Terms of A.G. Edwards'
                                        Engagement," "Special Factors - Opinion
                                        of Dain Rauscher Wessels - Dain Rauscher
                                        Wessels' Engagement Agreement" and "The
                                        Transaction - Description of the Merger
                                        Agreement - Expenses"

Item 6(c).............................  "Summary - The Transaction - Raising the
                                        Money to Pay Down Petro's Debt and
                                        Redeem Petro's Preferred Stock"

                                        Transaction - Related Financing and
                                        Refinancing Transactions" and
                                        "Description of Indebtedness - New
                                        Indebtedness - Petro Notes"

Item 6(d)...........................  *

Item 7(a)...........................  "Summary - Special Factors - Potential
                                      Advantages to Petro's Common
                                      Stockholders," "Summary - Special
                                      Factors - Recommendations of Petro Board
                                      of Directors and Opinion of Dain
                                      Rauscher Wessels," "Summary -
                                      Description of Star Gas Partners Units
                                      After Amendment of the Partnership
                                      Agreement" "Special Factors - Background
                                      of the Transaction," "Special Factors -
                                      Reasons for the Transaction that the
                                      Petro Board Considered; Recommendation
                                      of the Petro Board," "Cash Available for
                                      Distribution" and "Description of the
                                      Star Gas Partners Units"

Items 7(b) and (c)..................  "Summary - The Transaction" and "The
                                      Transaction - Background of the
                                      Transaction"

Item 7(d)...........................  "Summary - Parties - Relationship of the
                                      Parties," "Summary - The Transaction -
                                      Star Gas Partners Current Organization,"
                                      "Summary - The Transaction - Star Gas
                                      Partners Organization Immediately
                                      Following Transaction," "Summary-Special
                                      Factors - Potential Advantages to Petro's
                                      Common Stockholders," "Summary - Special
                                      Factors - Potential Disadvantages and
                                      Risks to Petro's Common Stockholders,"
                                      "Summary - Financial Information -Summary
                                      Selected Unaudited Pro Forma Condensed
                                      Consolidated Financial Information,"
                                      "Risk Factors - Risks to Petro Common
                                      Stockholders," "Risk Factors - Tax Risks
                                      to Petro Common Stockholders," "Risk
                                      Factors - Risks to Star Gas Partners
                                      Common Unitholders -Conflicts of
                                      Interest Were Present in Negotiating and
                                      Structuring the Transaction," "Risk
                                      Factors - Risks to Petro Common
                                      Stockholders - Conflicts Were Present in
                                      Structuring and Negotiating the
                                      Transaction," "Special Factors - Reasons
                                      for the Transaction that the Petro Board
                                      Considered; Recommendation of the Petro
                                      Board,"

                                        "Management of Star Gas Partners After
                                        the Transaction," "The Amended and
                                        Restated Partnership Agreement,"
                                        "Cash Distribution Policy," "Cash
                                        Available for Distribution,"
                                        "Description of the Units,"
                                        "Comparison of Securities" and "Federal
                                        Income Tax Considerations"

Items 8(a) - (e)......................  Cover Page, "Summary - Special Factors -
                                        Recommendations of Petro Board of
                                        Directors and Opinion of Dain Rauscher
                                        Wessels," "Risk Factors - Risks to Star
                                        Gas Partners Common Unitholders -
                                        Conflicts of Interest Were Present in
                                        Negotiating and Structuring Negotiating
                                        Transaction," "Risk Factors - Risks to
                                        Petro Common Stockholders - Conflicts
                                        Were Present in Structuring and
                                        Negotiating the Transaction," "Proxy
                                        Solicitations - The Petro Special
                                        Meeting -Petro Board Recommendation,"
                                        "Proxy Solicitations - The Petro Special
                                        Meeting -Voting Rights; Vote Required,"
                                        "Special Factors -Background of the
                                        Transaction," "Special Factors - Reasons
                                        for the Transaction that the Petro Board
                                        Considered; Recommendation of the Petro
                                        Board" and "Special Factors - Opinion of
                                        Dain Rauscher Wessels"

Item 8(f).............................  *

Items 9(a) - (c)......................  "Summary - Special Factors -
                                        Recommendation of Petro Board of
                                        Directors and Opinion of Dain Rauscher
                                        Wessels," "Special Factors - Background
                                        of the Transaction - Petro Retains Dain
                                        Rauscher Wessels to Provide a Fairness
                                        Opinion to Petro's Public Common
                                        Stockholders" and "Special Factors -
                                        Opinion of Dain Rauscher Wessels"

Items 10(a)...........................  "Proxy Solicitations - The Petro Special
                                        Meeting - Voting Rights; Vote Required"

Item 10(b)............................  *

Item 11...............................  "Summary - Parties - Relationship of the
                                        Parties," "Summary - The Transaction,"

                                        "Summary - The Transaction - The
                                        Merger," "Summary - The Transaction -
                                        Raising the Money to Pay Down Petro's
                                        Debt and Redeem Petro's Preferred
                                        Stock," "The Transaction -Description of the Transaction," "The Transaction -
                                        Description of the Merger and the
                                        Exchange," "The Transaction -Related
                                        Financing and Refinancing Transactions,"
                                        "Risk Factors - Risks to Star Gas
                                        Partners Common Unitholders -Conflicts
                                        of Interest Were Present in Negotiating
                                        and Structuring the Transaction," "Risk
                                        Factors - Risks to Petro Common
                                        Stockholders - Conflicts Were Present in
                                        Structuring and Negotiating the
                                        Transaction," and "Description of
                                        Indebtedness - New Indebtedness - Petro
                                        Notes"

Items 12(a) and (b)...................  "Summary - Special Factors -
                                        Recommendation of Petro Board of
                                        Directors and Opinion of Dain Rauscher
                                        Wessels," "Proxy Solicitations - The
                                        Petro Special Meeting - Petro Board
                                        Recommendation," "Proxy Solicitations -
                                        The Petro Special Meeting - Voting
                                        Rights; Vote Required" and "Special
                                        Factors -Reasons for the Transaction
                                        that the Petro Board Considered;
                                        Recommendation of the Petro Board"

Item 13(a)............................  "Proxy Solicitations - The Petro Special
                                        Meeting - Dissenters' Rights,"
                                        "Dissenters' Rights," and Annex F to the
                                        Proxy Statement

Item 13(b)............................  *

Item 13(c)............................  *

Item 14(a) and (b)....................  "Summary - Financial Information -
                                        Summary Selected Historical Financial
                                        and Operating Data of Petro," "Summary -
                                        Financial Information - Summary Selected
                                        Unaudited Pro Forma Condensed
                                        Consolidated Financial Information,"
                                        "Comparative Security Price and
                                        Distribution Information - Comparative
                                        Per Share/Per Unit Information
                                        (Unaudited)," "Unaudited Pro Forma
                                        Condensed Consolidated Financial
                                        Information" and "Incorporation of
                                        Certain Documents by Reference"

Item 14(b)............................  *

Item 15(a)............................  "Summary - The Transaction," "Summary -
                                        The Transaction -

                                        Raising the Money to Pay Down Petro's
                                        Debt and Redeem Petro's Preferred
                                        Stock," "Summary - Financial Information-
                                        Estimated Sources and Uses of Funds of
                                        the Equity Offering and Debt Offering,"
                                        "Proxy Solicitations - The Star Gas
                                        Partners Unitholders Meeting - Cost of
                                        Solicitation of Proxies," "Proxy
                                        Solicitations - The Petro Special
                                        Meeting - Cost of Solicitation of
                                        Proxies," "The Transaction - Related
                                        Financing and Refinancing Transactions -
                                        Equity Offering and Debt Offering" "The
                                        Transaction - Description of the Merger
                                        Agreement - Expenses" and "Description
                                        of Indebtedness - New Indebtedness -
                                        Petro Notes"

Item 15(b)............................  "Proxy Solicitations - The Star Gas
                                        Partners Unitholders Meeting - Cost of
                                        Solicitation of Proxies," "Proxy
                                        Solicitations - The Petro Special
                                        Meeting - Cost of Solicitation of
                                        Proxies," "Special Factors - Opinion of
                                        A.G. Edwards - Terms of A.G. Edwards'
                                        Engagement" and "Special Factors -
                                        Opinion of Dain Rauscher Wessels - Dain
                                        Rauscher Wessels' Engagement Agreement"

Item 16...............................  The Proxy Statement in its entirety

Item 17...............................  *

--------------------

* The Item is located in the Schedule 13E-3 only.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The relevant information set forth in the Proxy Statement on the cover page thereof and under "Summary - Parties - Petro" and "Parties - Petro" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement on the cover page thereof and under "Proxy Solicitations - The Petro Special Meeting - Petro Record Date," "Proxy Solicitations - The Petro Special Meeting - Voting Rights; Vote Required" and "Proxy Solicitations - The Petro Special Meeting - Voting Rights of Holders of Petro Preferred Stock" is incorporated herein by reference.

     (c) and (d) The relevant information set forth in the Proxy Statement under "Comparative Security Price and Distribution Information - Petro Capital Stock - Class A Common Stock," "Comparison of Securities - Distributions and Dividends" and "Incorporation of Certain Documents by Reference" is incorporated herein by reference. The information set forth in Item 5, Part II of the Petro 10-K under the heading "Market for Registrant's Common Equity and Related Stockholder Matters" is incorporated herein by reference.

     (e) On December 22, 1997, the Partnership offered, in an underwritten public offering registered under the Securities Act, 832,727 of its common units representing limited partner interests (the "Common Units"), at an offering price to the public of $21.25 per Common Unit. 809,000 of such Common Units were offered by the Partnership and 23,727 of such Common Units were offered by Star Gas as the selling unitholder. The Partnership received net proceeds of $16,244,720 for 809,000 Common Units sold by the Partnership, and Star Gas received net proceeds of $2,966.358 for 87,000 Common Units sold by Star Gas (including 62,273 Common Units sold by Star Gas pursuant to the over-allotment option to purchase an additional 124,000 Common Units granted to the underwriters, which was exercised in part on January 7, 1998).

     (f) Not Applicable.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is being filed by the Issuer, the Partnership and Star Gas. The information set forth on the cover page thereof and under "Summary - Parties," "Parties," - "Management of Star Gas Partners After the Transaction - Officers and Employees of Star Gas Propane and Petro" and "Beneficial Ownership of Principal Unitholders and Management" and information appearing under Item 10 of the Petro 10-K and under "Election of Directors" and "Executive Officers" in the Petro Annual Meeting Proxy Statement and information appearing under Item 10 of the Partnership 10-K, which information is incorporated by reference in the Proxy Statement under "Incorporation of Certain Documents by Reference" and is incorporated herein by reference.

     (e) and (f) During the last five years, none of (i) the Issuer, the Partnership or Star Gas or, (ii) to the best knowledge of the Issuer, the Partnership and Star Gas, any person who is a director or executive officer of the Issuer, the Partnership or Star Gas has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The Partnership and the Operating Partnership do not have any officers, directors or employees.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) and (b) The relevant information set forth in the Proxy Statement under "Summary - The Transaction," "Summary - The Transaction - The Merger," "The Transaction - Description of the Transaction," "The Transaction - Description of the Merger and the Exchange," "Special Factors - Background of the Transaction" and "Management of Star Gas Partners After the Transaction" and information appearing under Item 13 of the Petro 10-K and under "Election of Directors - Certain Transactions" in the Petro Annual Meeting Proxy Statement and information appearing in Note 16 (Related Party Transactions) to the Consolidated Financial Statements of the Partnership and its subsidiary included in the Partnership 10-K, which information is incorporated by reference in the Proxy Statement under "Incorporation of Certain Documents" and is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) and (b) The information set forth in the Proxy Statement on the cover page thereof and under "Summary - The Transaction," " Summary - The Transaction - The Merger," "The Transaction - Description of the Transaction," "The Transaction - Description of the Merger and the Exchange" and "The Transaction - Description of the Merger Agreement" is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The information set forth in the Proxy Statement under "Summary - The Transaction," "Summary - The Transaction - The Merger," "Summary - The Transaction - Star Gas Partners Current Organization," "Summary - Transaction - Star Gas Partners Organization Immediately Following Transaction," "The Transaction - Description of the Transaction," "The Transaction - Description of the Merger and the Exchange" "The Transaction - Related Financing and Refinancing Transactions," "The Transaction - Description of the Merger Agreement," "Management of Star Gas Partners After the Transaction - General Partner," and "Management of Star Gas Partners After the Transaction - Board of Directors of Star Gas LLC" is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Proxy Statement under "Summary -The Transaction - Raising the Money to Pay Down Petro's Debt and Redeem Petro's Preferred Stock," "Summary - Financial Information - Estimated Sources and Uses of Funds of the Equity Offering and Debt Offering," "The Transaction - Related Financing and Refinancing Transactions" and "Description of Indebtedness - New Indebtedness - Petro Notes" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under "Summary - Financial Information - Estimated Sources and Uses of Funds of the Equity Offering and Debt Offering," "Proxy Solicitations - The Star Gas Partners Unitholders Meeting -Cost of Solicitation of Proxies," "Proxy Solicitations - The Petro Special Meeting -Cost of Solicitation of Proxies," "Special Factors - Opinion of A.G. Edwards -Terms of A.G. Edwards' Engagement," "Special Factors - Opinion of Dain Rauscher Wessels - Dain Rauscher Wessels' Engagement Agreement" and "The Transaction -Description of the Merger Agreement - Expenses" is incorporated herein by reference.

     (c) The information set forth in the Proxy Statement under "Summary - Transaction - Raising the Money to Pay Down Petro's Debt and Redeem Petro's Preferred Stock," "The Transaction - Related Financing and Refinancing Transactions" and "Description of Indebtedness - New Indebtedness - Petro Notes" is incorporated herein by reference.

     (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The information set forth in the Proxy Statement under "Summary - Special Factors - Potential Advantages to Petro's Common Stockholders," "Summary -Special Factors - Recommendations of Petro Board of Directors and Opinion of Dain Rauscher Wessels," "Summary - Description of Star Gas Partners Units After Amendment of the Partnership Agreement," "Special Factors - Background of the Transaction," "Special Factors - Reasons for the Transaction that the Petro Board Considered; Recommendation of the Petro Board," "Cash Available for Distribution" and "Description of the Star Gas Partners Units" is incorporated herein by reference.

     (b) and (c) The information set forth in the Proxy Statement under "Summary - The Transaction" and "Special Factors - Background of the Transaction" is incorporated herein by reference.

     (d) The information set forth in the Proxy Statement "Summary - Parties - Relationship of the Parties," "Summary - The Transaction - Star Gas Partners Current Organization" "Summary - The Transaction - Star Gas Partners Organization Immediately Following Transaction," "Summary - Special Factors - Potential Advantages to Petro's Common Stockholders," "Summary - Special Factors - Potential Disadvantages and Risks to Petro's Common Stockholders," "Summary -Financial Information -Summary Selected Unaudited Pro Forma Condensed Consolidated Financial Information," "Risk Factors - Risks to Petro Common Stockholders," "Risk Factors -Tax Risks to Petro Common Stockholders," "Risk Factors - Risks to Star Gas Partners Common Unitholders -Conflicts of Interest Were Present in Negotiating and Structuring the Transaction," "Risk Factors - Risks to Petro Common Stockholders - Conflicts Were Present in Structuring and Negotiating the Transaction,"

"Special Factors - Reasons for the Transaction that the Petro Board Considered; Recommendation of the Petro Board," "Management of Star Gas Partners After the Transaction," "The Amended and Restated Partnership Agreement," "Cash Distribution Policy," "Cash Available for Distribution," "Description of the Units," "Comparison of Securities" "Federal Income Tax Considerations" and "Description of Indebtedness - Transaction Indebtedness" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a) - (e) The information set forth in the Proxy Statement on the cover page thereof and under "Summary - Parties - Relationship of the Parties," "Summary - Special Factors - Recommendation of Petro Board of Directors and Opinion of Dain Rauscher Wessels," "Risk Factors - Risks to Star Gas Partners Common Unitholders - Conflicts of Interest Were Present in Negotiating and Structuring the Transaction," "Risk Factors - Risks to Petro Common Stockholders - Conflicts Were Present in Structuring and Negotiating the Transaction," "Proxy Solicitations - The Petro Special Meeting - Petro Board Recommendation," "Proxy Solicitations - The Petro Special Meeting - Voting Rights; Vote Required" "Special Factors - Background of the Transaction," "Special Factors - Reason for the Transaction that the Petro Board Considered; Recommendations of the Petro Board," and "Special Factors - Opinion of Dain Rauscher Wessels" is incorporated herein by reference.

     (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) - (c) The information set forth in the Proxy Statement under "Summary - Special Factors - Recommendation of Petro Board of Directors and Opinion of Dain Rauscher Wessels," "Special Factors - Background of the Transaction - Petro Retains Dain Rauscher Wessels to Provide a Fairness Opinion to Petro's Public Common Stockholders" and "Special Factors - Opinion of Dain Rauscher Wessels" is incorporated herein by reference. The opinion of Dain Rauscher Wessels is attached to the Proxy Statement as Annex E.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in the Proxy Statement under "Proxy Solicitations - The Petro Special Meeting - Voting Rights; Vote Required" and the information set forth in the Petro Annual Meeting Proxy Statement under "Ownership of Equity Securities" is incorporated herein by reference.

     (b) Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES PROXY STATEMENT - SUMMARY - THE TRANSACTION.

     The information set forth in the Proxy Statement under "Summary - Parties - Relationship of the Parties," "Summary - The Transaction," "Summary - The Transaction - The Merger," "Summary - The Transaction - Raising the Money to
Pay Down Petro's Debt and Redeem Petro's Preferred Stock," "The Transaction - Description of the Transaction," "The Transaction - Description of the Merger and the Exchange," "The Transaction - Related Financing and Refinancing Transactions," "Risk Factors - Risks to Star Gas Partners Common Unitholders - Conflicts of Interest Were Present in Negotiating and Structuring the Transaction," "Risk Factors - Risks to Petro Common Stockholders - Conflicts Were Present in Structuring and Negotiating the Transaction," "Description of Indebtedness - New Indebtedness - Petro Notes" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) and (b) The information set forth in the Proxy Statement under "Summary - Special Factors - Recommendation of Petro Board of Directors and Opinion of Dain Rauscher Wessels," "Proxy Solicitations - The Petro Special Meeting - Petro Board Recommendation," "Proxy Solicitations - The Petro Special Meeting - Voting Rights; Vote Required" and "Special Factors - Reasons for the Transaction that the Petro Board Considered; Recommendation of the Petro Board" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in the Proxy Statement under "Proxy Solicitations - The Petro Special Meeting - Dissenters' Rights," "Dissenters' Rights," and Annex F to the Proxy Statement is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

     (a) The information set forth in the Proxy Statement under " Summary - Financial Information - Summary Selected Historical Financial and Operating Data of Petro," "Summary - Financial Information - Summary Selected Unaudited Pro Forma Condensed Consolidated Financial Information," "Comparative Security Price and Distribution Information - Comparative Per Share/Per Unit Information (Unaudited)" and "Unaudited Pro Forma Condensed Consolidated Financial Information" is incorporated herein by reference. The consolidated financial statements of Petro and its subsidiaries included in the Petro 10 - K have been incorporated by reference in the Proxy Statement under "Incorporation of Certain Documents by Reference" are incorporated herein by reference.

     (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The relevant information set forth under "Summary - The Transaction," "Summary - The Transaction - Raising the Money to Pay Down Petro's Debt and Redeem Petro's Preferred Stock," "Summary - Financial Information - Estimated Sources and Uses of Funds of the Equity Offering and Debt Offering," "Proxy Solicitations - The Star Gas Partners Unitholders Meeting - Cost of Solicitation of Proxies," "Proxy Solicitations - The Petro Special Meeting - Cost of Solicitation of Proxies," "The Transaction - Related Financing and Refinancing Transactions - Equity Offering and Debt Offering" "The Transaction - Description of the Merger Agreement - Expenses" and "Description of Indebtedness - New Indebtedness - Petro Notes" is incorporated herein by reference.

     (b) The relevant information set forth under "Proxy Solicitations - The Star Gas Partners Unitholders Meeting - Cost of Solicitation of Proxies," " Proxy Solicitations - The Petro Special Meeting - Cost of Solicitation of Proxies," "Special Factors -Opinion of A.G. Edwards - Terms of A.G. Edwards' Engagement" and "Special Factors - Opinion of Dain Rauscher Wessels - Dain Rauscher Wessels' Engagement Agreement" is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

     The information set forth in the Proxy Statement, a copy of which is filed as Exhibit (d)(l) hereto, is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

     (a)     Not Applicable.

     (b)(1) Opinion of Dain, Rauscher Wessels, dated October 22, 1998 (attached as Annex E to the Proxy Statement).**

     (b)(2) Dain Rauscher Wessels' Presentation to the Issuer's Board of Directors.*

     (b)(3) PaineWebber Incorporated's Presentations to the Issuer's Board of Directors.****

     (b)(4) Opinion of A. G. Edwards, dated October 16, 1998 (attached as Annex D to the Proxy Statement).**

     (b)(5) A. G. Edwards' Preliminary Report to Star Gas' Special Committee dated April 28, 1998.****

     (b)(6) A. G. Edwards' Appendices to Preliminary Report to Star Gas' Special Committee dated April 28, 1998.****

     (b)(7) A. G. Edwards' Preliminary Status Report to the Partnership's Board of Directors draft dated May 4, 1998.****

     (b)(8) A. G. Edwards' Round II Appendices to Preliminary Report to the Special Committee-Analyses Performed at $2.00 per share dated May 4, 1998.****

     (b)(9) A. G. Edwards' Round II Appendices to Preliminary Report to the Special Committee-Analyses Performed at $2.50 per share dated May 4, 1998.****

     (b)(10) A. G. Edwards' Preliminary Status Report to the Partnership's Board of Directors dated May 7, 1998.****

     (b)(11) A. G. Edwards' Proposal to Star Gas' Special Committee draft dated May 20, 1998.****

     (b)(12) A. G. Edwards' Round III Update to Preliminary Report to Star Gas' Special Committee dated May 21, 1998.****

     (b)(13) A. G. Edwards' Round III Appendices to Preliminary Report to Star Gas' Special Committee-Analyses Performed at $2.50 per share plus issuances of DPUs dated May 21, 1998.****

     (b)(14) A. G. Edwards' Revised Proposal to Star Gas' Special Committee draft dated May 26, 1998.****

     (b)(15) A. G. Edwards' Revised Proposal to Star Gas' Special Committee draft dated July 28, 1998.****

     (b)(16) A. G. Edwards' Fairness Opinion Presentation to Star Gas' Special Committee dated October 16, 1998.****

     (b)(17) A. G. Edwards' Appendix I to Fairness Opinion Presentation to Star Gas' Special Committee dated October 16, 1998.****

     (b)(18) A. G. Edwards' Appendix II to Fairness Opinion Presentation to Star Gas' Special Committee dated October 16, 1998.****

     (b)(19) A. G. Edwards' Fairness Opinion Presentation to Star Gas' Special Committee dated February 10, 1999. *

     (b)(20) A. G. Edwards' Appendix I to Fairness Opinion Presentation to Star Gas' Special Committee dated February 10, 1999. *

     (b)(21) A. G. Edwards' Appendix II to Fairness Opinion Presentation to Star Gas' Special Committee dated February 10, 1999. *

     (c)(1) Agreement and Plan of Merger dated October 22, 1998, among Issuer, the Partnership, the Operating Partnership, and Mergeco and the Company (attached as Annex A to the Proxy Statement).**

     (c)(2) Exchange Agreement dated October 22, 1998 among the Partnership and certain affiliated Common Stockholders of Petro (attached as Annex B to the Proxy Statement).**

     (d)(l)  Preliminary Proxy Statement/Prospectus dated January 21, 1999.**

     (d)(2)  Form of Letter of Transmittal to holders of Petro Common Stock.**

     (d)(3)  Form of Notice of Special Meeting.**

     (d)(4)  Press Release issued by Parent on August 14, 1998.****

     (e) Section 302A-471 and 302A-473 of the Minnesota Business Corporation Act (attached as Annex F to the Proxy Statement).***

     (f)     Not applicable.

 -  -  -  -  -  -  -  -
*    Filed herewith.

** Incorporated by reference to the Registration Statement on Form S-4 filed by the Issuer with the Securities and Exchange Commission on October 22, 1998.

***  Filed on October 22, 1998.

**** Filed on December 23, 1998.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

February 10, 1999

                               PETROLEUM HEAT AND POWER CO., INC.

                               By:  /s/ Irik P. Sevin
                                    ------------------------------------
                                    Name:  Irik P. Sevin
                                    Title: Chairman of the Board and Chief
                                           Executive Officer


                               STAR GAS PARTNERS, L.P.

                               By:   Star Gas Corporation
                                    ------------------------------------
                                     its General Partner


                               By:  /s/ Joseph P. Cavanaugh
                                    ------------------------------------
                                     Name:   Joseph P. Cavanaugh
                                     Title:  President


                               STAR GAS CORPORATION

                               By:  /s/ Joseph P. Cavanaugh
                                    ------------------------------------
                                     Name:   Joseph P. Cavanaugh
                                     Title:  President

                                 EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION

     (a)     Not Applicable.

     (b)(1) Opinion of Dain, Rauscher Wessels, dated October 22, 1998 (attached as Annex E to the Proxy Statement).**

     (b)(2) Dain, Rauscher Wessels' Presentation to the Issuer's Board of Directors.*

     (b)(3) Paine Webber Incorporated's Presentations to the Issuer's Board of Directors.****

     (b)(4) Opinion of A.G. Edwards, dated October 16, 1998 (attached as Annex D to the Proxy Statement).**

     (b)(5) A.G. Edwards' Preliminary Report to Star Gas' Special Committee dated April 28, 1998.****

     (b)(6) A. G. Edwards' Appendices to Preliminary Report to Star Gas' Special Committee dated April 28, 1998.****

     (b)(7) A. G. Edwards' Preliminary Status Report to the Partnership's Board of Directors draft dated May 4, 1998.****

     (b)(8) A. G. Edwards' Round II Appendices to Preliminary Report to the Special Committee-Analyses Performed at $2.00 per share dated May 4, 1998.****

     (b)(9) A. G. Edwards' Round II Appendices to Preliminary Report to the Special Committee-Analyses Performed at $2.50 per share dated May 4, 1998.****

     (b)(10) A. G. Edwards' Preliminary Status Report to the Partnership's Board of Directors dated May 7, 1998.****

     (b)(11) A. G. Edwards' Proposal to Star Gas' Special Committee draft dated May 20, 1998.****

     (b)(12) A. G. Edwards' Round III Update to Preliminary Report to Star Gas' Special Committee dated May 21, 1998.****

     (b)(13) A. G. Edwards' Round III Appendices to Preliminary Report to Star Gas' Special Committee-Analyses Performed at $2.50 per share plus issuances of DPUs dated May 21, 1998.****

     (b)(14) A. G. Edwards' Revised Proposal to Star Gas' Special Committee draft dated May 26, 1998.****

     (b)(15) A. G. Edwards' Revised Proposal to Star Gas' Special Committee draft dated July 28, 1998.****

     (b)(16) A. G. Edwards' Fairness Opinion Presentation to Star Gas' Special Committee dated October 16, 1998.****

     (b)(17) A. G. Edwards' Appendix I to Fairness Opinion Presentation to Star Gas' Special Committee dated October 16, 1998.****

     (b)(18) A. G. Edwards' Appendix II to Fairness Opinion Presentation to Star Gas' Special Committee dated October 16, 1998.****

     (b)(19) A.G. Edwards' Fairness Opinion Presentation to Star Gas' Special Committee dated February 10, 1999 .*

     (b)(20) A.G. Edwards' Appendix I to Fairness Opinion Presentation to Star Gas' Special Committee dated February 10, 1999.*

     (b)(21) A.G. Edwards' Appendix II to Fairness Opinion Presentation to Star Gas' Special Committee dated February 10, 1999.*

     (c)(1) Agreement and Plan of Merger dated October 22, 1998, among Issuer, the Partnership, the Operating Partnership, and Mergeco and the Company (attached as Annex A to the Proxy Statement).**

     (c)(2) Exchange Agreement dated October 22, 1998 among the Partnership and certain affiliated Common Stockholders of Petro (attached as Annex B to the Proxy Statement).**

     (d)(l)  Preliminary Proxy Statement/Prospectus dated January 21, 1999.**

     (d)(2)  Form of Letter of Transmittal to holders of Petro Common Stock.**

     (d)(3)  Form of Notice of Special Meeting.**

     (d)(4)  Press Release issued by Parent on August 14, 1998.****

     (e) Section 302A-471 and 302A-473 of the Minnesota Business Corporation Act (attached as Annex F to the Proxy Statement).***

     (f)    Not applicable.

-----------------
*    Filed herewith.

** Incorporated by reference to the Registration Statement on Form S-4 filed by the Issuer with the Securities and Exchange Commission on October 22, 1998.

***  Filed on October 22, 1998.

**** Filed on December 23, 1998.

                                      19